
Mail Stop 4631

October 2, 2017

<u>Via email</u>
Mr. Fred DiSanto
Chief Executive Officer
Regional Brands Inc.
6060 Parkland Boulevard
Cleveland, OH 44124

> **Re: Regional Brands Inc.**
> **Form 10-K**
> **Filed March 31, 2017**
> **File No. 033-13110-NY**

Dear Mr. DiSanto:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2016</u>

<u>Controls and Procedures, page 23</u>

1. You concluded that your disclosure controls and procedures (DCP) were effective but internal control over financial reporting (ICFR) was not effective based on certain criteria. Please address the following:

    - Please tell us how you determined that a conclusion that your ICFR was not effective as of December 31, 2016, did not impact your conclusion regarding the effectiveness of your DCP, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also refer to SEC Release No. 33-8238, Final Rule: Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

- On page 13 you provide a risk factor that states that *"Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act and disclosure controls and procedures in accordance with Section 302 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and cause stockholders to lose confidence in our financial reporting."* Given that you did conclude that you did not maintain effective ICFR as of December 31, 2016, please revise your disclosure to address this fact and any impact/consequence to your business stemming from having ineffective ICFR.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction